

Mail Stop 3561

April 19, 2017

Jason T. Liberty
Chief Financial Officer
Royal Caribbean Cruises LTD.
1050 Caribbean Way
Miami, Florida 33132

> **Re:** **Royal Caribbean Cruises LTD.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-11884**

Dear Mr. Liberty:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis
Financial Presentation
Selected Operational and Financial Metrics, page 41

1. In the discussion of "net cruise costs," "net cruise costs excluding fuel" and "net yields" you state you have not provided a quantitative reconciliation of projected amounts for these non-GAAP measures to the comparable projected GAAP measures due to the significant uncertainty in projecting the costs deducted to arrive at the non-GAAP measures. Please identify the information that is uncertain and its probable significance in a location of equal or greater prominence. Refer to the next to last bullet of Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("C&DI") for guidance.

Executive Overview, page 44

2. You disclose, and discuss in certain respects, changes in "adjusted EPS," "net yields on a constant-currency basis," "net cruise costs excluding fuel" and "net onboard revenue on a constant currency basis." Please disclose, and discuss as appropriate, changes in the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the C&DI for guidance.

Results of Operations, page 46

3. You analyze "net yields" and "net cruise costs" in the comparisons between 2016/2015 and 2015/2014. Please include an analysis of the comparable GAAP measures with equal or greater prominence pursuant to the last bullet of Question 102.10 of the C&DI.

Form 8-K Furnished January 26, 2017
Exhibit 99.1

4. Please consider the comments above, as appropriate, concerning the non-GAAP information in your earnings releases. For example, under the sections titled Key Highlights – Full Year 2016, Fourth Quarter Results, and Full Year 2016 Results, you present and discuss the non-GAAP measures "Net Yields" and "Net Cruise Costs excluding Fuel" without presenting and discussing the comparable GAAP measures with equal or greater prominence. Another example, it appears you are relying on the unreasonable efforts exception in Item 10(e)(1)(i)(B) in regard to the inability to reconcile non-GAAP guidance to comparable GAAP measures without disclosing this fact and identifying the information that is uncertain and its probable significance in a location of equal or greater prominence.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure